UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43353

CLINUVEL PHARMACEUTICALS LIMITED

Level 22, 535 Bourke Street

Melbourne, VIC 3000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 27, 2026, Clinuvel Pharmaceuticals Limited filed various documents with the Australian Securities Exchange, a copy of each of which are attached as exhibits to this Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Annual Report
99.2	Corporate Governance Disclosure
99.3	Appendix 4G - Key to Disclosures Corporate Governance Council Principles and Recommendations
99.4	Presentation
99.5	Press release
99.6	Press release
99.7	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLINUVEL PHARMACEUTICALS LIMITED

Date: August 27, 2026	By:	/s/ Philippe Wolgen
	Name:	Philippe Wolgen
	Title:	Managing Director and Chief Executive Officer